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                                                                     Exhibit (h)

                        CRADY, JEWETT & McCULLEY, L.L.P.
                                     LAWYERS
                               2727 ALLEN PARKWAY
                                   SUITE 1700
                            HOUSTON, TEXAS 77019-2125
                                      -----

                                 (713) 739-7007
                             email: slee@cjmlaw.com

STEPHEN A. LEE                                                        TELEFAX
  PARTNER                                                         (713) 739-8403


                                 October 7, 2005


Board of Directors
Black Warrior Wireline Corp.
100 Rosecrest Lane
Columbus, Mississippi 39701

         Re: Selected U.S. Income Tax Consequences or Recapitalization of Black Warrior Wireline Corp.

Members of the Board:

         You have requested our opinion concerning certain U.S. federal income tax matters relating to the recapitalization of Black Warrior Wireline Corp. This letter provides our opinion based on the facts as we understand them and certain assumptions, all of which are explained below.

I. Definitions. The following defined terms are used herein:

                  "BWW" or "Corporation" means Black Warrior Wireline Corp.

                  "Common Shares" means the common stock of BWW.

                  "Conversion Shareholders" are the holders of Conversion
                  Shares.

                  "Conversion Shares" are shares received on the holder's conversion of Convertible Notes of BWW into BWW Common Shares.

                  "Convertible Notes" means those long-term promissory notes issued by the Company in return for a cash payment and described in more detail subsequently. The Convertible Notes are convertible into Conversion Shares.


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October 7, 2005
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                  "Exchange Shares" are shares received on the holder's exchange of Warrants to acquire Common Stock of BWW.

                  "Exchange Shareholders" are holders of Exchange Shares.

                  "Tender Offer" is the BWW's proposed tender for the Warrants.

                  "Warrants" are Warrants that entitle the holder to receive Common Shares of BWW.

                  All references to "Sections" are to section of the Internal Revenue Code of 1986, as amended applicable to the transactions in issue, unless otherwise noted. All "Reg." references are to U.S. Treasury Regulations, as amended and applicable to the transaction in issue, unless otherwise noted.

II.  Information Relied Upon

     A. Documents. In rendering this opinion, we have examined and relied on these documents that we deemed appropriate including the following:

                  1.  SEC Form 10K for BWW for year ended December 31, 2004;

                  2. Draft of Letter to Warrant Holders and Holders of Convertible Notes;

                  3.  Draft Schedule to Tender Offer Settlement; and

                  4.  Draft of Recapitalization Agreement.

     In our examination of documents and in our reliance upon them in rendering this opinion, we have assumed, with your consent, that (1) all documents submitted to us as photocopies faithfully reproduce the originals: (2) all originals are authentic; (3) all documents submitted to us have been duly executed and validly signed, to the extent required, in substantially the same form as they have been provided to us; (4) each executed document constitutes the legal, valid, binding, and enforceable agreement of the signatory parties; (5) all representations, certifications, and statements set for the in the document are true, correct, and complete; (6) all obligations, covenants, conditions, and terms imposed by any of the documents on the parties have been or will be performed or satisfied in accordance with their terms; and (7) all documents delivered to us as drafts will be finalized in substantially the same form as the draft documents. You have represented that, for our examination in connection with this opinion letter, you have disclosed to us all of the agreement (written or oral), documents, facts, and other material information relevant to the transactions considered herein.


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October 7, 2005
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     B.           Assumptions. We have assumed that the Convertible Notes and
                  Warrants were issued for cash payments and that neither the Warrants nor the Convertible Notes were issued for services.

                  We have assumed that holders of the Warrants or the Convertible Notes are individuals who are U.S. citizens or residents or entities organized under the laws of a state of the United States.

                  We have assumed that the fair market value of BWW's assets exceed its liabilities.

                  We have assumed that the investors have acquired the securities for purposes of investment.

     C. Factual Background. BWW, a Delaware corporation, is in the oil and gas well service business providing wireline services to oil and gas well operators in the United States. The Common Shares of the Corporation are publicly-traded in the United States.

                  BWW has a substantial amount of derivative securities, including the Convertible Notes and Warrants, when compared with the number of outstanding shares of Common Stock. A third party financial advisor to BWW, has advised the Board of Directors that the outstanding derivatives severely impedes BWW's ability to complete an equity financing and the market's acceptance of the Corporation's Common Shares. The Board of Directors has determined that a successful public offering of BWW's shares will require that substantially all of the principal and interest of the Convertible Notes be converted into shares of Common Shares and substantially all of the Warrants to be exchanged for Common Shares.

                  BWW has entered into Recapitalization Agreement with Charles
                  E. Underbrink and his family members (the Underbrink Family Entities) and with St. James Capital Partners, L.P. and SJMB, LP (the St. James Partnerships) to simplify the capital structure. Under the terms of such Agreement:

                  1. the Underbrink Family Entities have exchanged their Warrants for Exchange Shares on the ratio of three Warrants for one share of Common Stock and have agree to convert the principal and all accrued interest on the Convertible Notes that they hold into the Conversion Shares at the closing of a proposed underwritten public offering. They have agreed to sell their Conversion Shares along with their Exchange Shares to BWW at the closing of the offering at the net price per share that the Company received in the underwritten offering but at a price not less than $0.75 per share (subject to adjustment for stock splits, divisions, reverse stock splits or share combinations), and


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                  2.  the St. James Partnerships have agree to sell to BWW at the closing of the proposed underwritten public offering of Common Shares the Warrants that they hold at a price, for each three Warrants they sell, equal to the net price BWW receives in the proposed underwritten offering for one share of Common Shares but at a price not less than $0.75 each three Warrants sold (subject to adjustment for stock splits, divisions, reverse stock splits or share combinations). They also agree to convert the principal and all accrued interest on the Convertible Notes that they hold into Conversion Shares and sell those Conversion Shares to the Company. The Conversion Shares will be sold at the closing of the underwritten public offering at the net price per share that the Company receives in the underwritten offering but at a price less than $0.75 per share (subject to adjustment for stock splits, divisions, reverse stock splits or share combinations).

                      BWW intends to repay at the closing of the underwritten public offering out of the net proceeds the principal and all accrued interest on any Convertible Notes then outstanding.

     By means of the Tender Offer, BWW offers to exchange Common Shares (Exchange Shares) for Warrants owned by certain holders (excluding the Underbrink Family Entities and the St. James Partnership). The exchange rate would be one share of Common Stock for three Warrants. The Warrant holders would not have to pay any cash for the Warrants (The Warrants entitled the holder to acquire BWW Common Stock for $0.75 per share. The current market price of BWW stock is currently $0.75 per share.) Each Exchange Share Owner may elect, but is not required, to include the Exchange Shares in a proposed underwritten public offering. If the proposed underwritten public offering does not take place, the Exchange Share Owner does not have the right to reverse or void the exchange and receive back his or her Warrants.

     None of the net proceeds realized by BWW in the proposed underwritten offering will be used to repurchase the Exchange Shares received by the Holders other than those Exchange Shares received by the St. James Partnership and the Underbrink Family Entities. As part of an existing Registration Agreement entered into in December 1999 the holder of Convertible Notes may convert the Convertible Notes and, if they so elect, sell their Conversion Shares directly to the underwriters in an underwritten public offering.

     After the conclusion of the Exchange Period, BWW intends to file with the Securities and Exchange Commission a registration statement relating to the offer and sale of shares of Common Stock in an underwritten public offering. The number of shares intended to be offered, the dollar amount of proceeds to be raised in such an offering and the other terms in such an offering and the other terms and conditions of the offering have not been definitely determined and no agreement has been entered into with an underwriter. Subject to certain restrictions, the holders of (1) Conversion Shares, and (2) Exchange Share received as a result of the Tender Offer will be entitled to sell these shares to the underwriter.


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     In connection with the public offering, BWW intends to effect a 10 to 1 reverse split of its Common Stock. The stockholders holding a majority of the Common Shares will be required to approve an amendment to BWW's Certificate of Incorporation in order to implement this change.

III. Opinions.

     Based on our analysis of the pertinent authorities as they apply to the information relied upon, it is our opinion that, for U.S. federal income tax purposes:

     The exchange of the Warrants for Common Shares is a nontaxable transaction to the extent the Warrant holder receives Exchange Shares. The Warrant holder may have gain but only to the extent that he or she receives cash in lieu of fractional shares. The answer as to whether the Warrant holder has gain depends on the basis that the Warrant holder has in the Warrants and the fair market value of stock. The Warrant holder will have gain equal to the lesser of (1) the cash received or (2) the excess of (a.) the fair market value of the stock plus cash received over (b) the Warrant holder's basis in the Warrants.

     The Exchange Shareholders should have a tax basis in the Exchange Shares equal to their tax basis in the Warrants. If an Exchange Shareholder received cash in lieu of fractional shares and did not realize gain, the holder should reduce his or her basis in the Exchange Shares by the amount of cash received.

     The Exchange Shareholders will recognize gain or loss on the sale of the Exchange Shares equal to the difference between the net sale proceeds and the shareholder's basis in the Exchange Shares. The Exchange Shareholder should include the holding period of the Warrants as part of the holding period of the Exchange Shares in order to determine whether the gain on sale is long-term capital gain or short-term capital gain.

     The Convertible Note holders should not recognize gain on the conversion of the notes for Conversion Shares except to the extent of the accrued but unpaid interest on the Convertible Notes. The note holders will have interest income equal to the accrued but unpaid interest to the extent that the note holder has not previously recognized this income. To the extent the note holder receives cash in lieu of fractional shares, the note holders should recognize gain equal to the lesser of (1) any cash received or (2) the excess of the fair market value of the Conversion Shares and cash received over the holder's basis in the Conversion Notes.


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     The Conversion Shareholders should recognize capital gains on sales of the
     Conversion Shares. As to the Conversion Shares received for the principal amount of the Convertible Note, the Conversion Shareholders should be able to include the holding period of the Conversion Notes as part of the holding period of the Conversion Shares for purposes of determining whether the Conversion Shareholder has long-term capital gain on sale of the Conversion Shares. As to the Conversion Shares received for the accrued but unpaid interest, the Conversion Shareholders' holding period will begin on the date the Conversion Shares are received.

     The reverse split is a tax-free transaction to the shareholders to the extent the shareholder receives new Common Shares for his or her old Common Shares.

     The holding period for the Common Shares received on the reverse split should include the holding period of the Shares that the shareholder previously owned.

     For purposes of providing you with information that may be relevant in connection with Sections 6662 and 6664, we specifically state, without modifying the strength of any of the opinions set forth above, that, in reaching the opinions set forth above, we concluded, based on our analysis of the pertinent facts and authorities in the manner described in Treas. Reg. ss. 1.6662-4(d)(3)(ii), that there is substantial authority (within the meaning of Treas. Reg. ss. 1.6662-4(d)) for the tax treatment of the items as set forth above, and there is a greater than 50 percent likelihood that the tax treatment of the items as set forth above will be upheld in litigation if challenged by the Service.

IV.  Discussion.

     As a general rule, no gain or loss is recognized if stock or securities in a corporation is, as part of a plan of reorganization, exchanged solely for stock or securities in such corporation. Reorganization is defined under IRC ss. 368(a)(1)(E) to include a recapitalization. Neither the Internal Revenue Code nor the regulations define the term recapitalization. Reg. 1.368-2(e) gives examples of recapitalizations as transactions involving the exchange of one type of security for another type of security in the same entity.

     To qualify as a recapitalization, the holder must exchange (1) a security in a corporation for stock or security in the same corporation or (2) stock in a corporation for other stock or stock and securities in the same corporation.

     In Reg. 1.354-1(e), Treasury provided that Warrants and other rights to acquire stock would be treated as securities under ss.ss. 354, 355 and 356.

     As to debt obligations, the Internal Revenue Code does not define the term "securities," and accordingly, the courts have had to do so. There exists, however, little authority as to the scope of the term, and the existing interpretations have not been entirely consistent. Until its amendment in the Revenue Reconciliation Act of 1989, ss. 351(a) conferred nonrecognition treatment upon transferors who receive either stock or securities in the controlled corporation. Although there are numerous differences between the treatment of securities in the context of ss. 351 and in the context of the reorganization provisions, authorities construing the meaning of the term in both provisions are essentially interchangeable.


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     In holding that unsecured, interest-bearing "land notes," due in installments payable from five to nine years after issuance, were securities, the Fifth Circuit in Camp Wolters Enterprises, Inc. v. Comr. 230 F.2d 555 (5th Cir. 1956), cert. denied, approved the following language of the Tax Court:

          The test as to whether notes are securities is not a mechanical determination of the time period of the note. Though time is an important factor, the controlling consideration is an overall evaluation of the nature of the debt, degree of participation and continuing interest in the business, the extent of the proprietary interest compared with the similarity of the note to a cash payment, the purpose of the advances, etc. It is not necessary for the debt obligation to be the equivalent of stock since Sec. 112(b)(5) specifically includes both "stock" and "securities."

     Notwithstanding the above directive to eschew mechanical tests based on the time period of the instrument, the courts generally have focused on an instrument's maturity date in evaluating whether to call it a security. In Helvering v. Watts, 296 U.S. 387 (1935) bonds payable serially with maximum maturity dates of seven years were held by the Supreme Court to be securities. The Seventh Circuit in Burnham v. Comr. 86 F.2d 776 (7th Cir.
     1936), cert. denied, 300 U.S. 683 (1937), treated 10-year 3 1/4%
     convertible debentures, six-year bonds, and 10-year promissory notes as securities. In Rev. Rul. 59-98, the IRS ruled that secured bonds with an average life of 6 1/2 years constituted securities. In contrast, several cases have held that debt obligations maturing in less than five years do not qualify as securities. There are cases to be found, however, in which a more thoroughgoing analysis of the terms of the instrument and the circumstances under which it was issued lead to a result at odds with the maturity date rules of thumb. See Lagerquist v. Comr., 53 T.C.M. 530
     (1987).

     According to note 9 of BWW's financial statements for the year ended 12/31/04, BWW had outstanding approximately $23 million of convertible debt owed to related parties . This debt appears to have been due in 1999 or 2001. BWW and the creditors extended the maturity date of the debt until 2008. All of this debt is subordinate to a long-term note payable to General Electric Capital Corporation.

     The Convertible Notes subject to the conversion offer is the debt to the related parties described above. The Convertible Notes clearly would appear to be a security for tax purposes. Even if one treats the term of the debt as beginning with the date that the debt was renegotiated, the debt has a term in excess of five years. In addition, the subordination to the General Electric Capital Corporation note indicates that the loan is in the nature of a long-term investment or security rather than a short-term payable. The Convertible Notes represent a significant degree of investment in the Corporation.


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     For a transaction to qualify as a reorganization, the transaction must have a business purpose. Reg. 1.368-1(b), 1.368-1(c) and 1.368-2(g). The IRS has held that eliminating debt or interest arrearages is a valid business purpose for a recapitalization. Rev. Rul. 56-586; Rev. Rul. 59-98. In the current case, there is a clear business purpose, reducing debt interest arrearages and Warrants outstanding so the corporation may raise funds with a stock offering and improve the attractiveness of its stock for future investors.

     In some reorganization, there is a requirement for continuity of shareholder interest. This requirement means that the shareholder who receives stock or securities in a reorganization should not immediately dispose of them. In Rev. Rul. 77-415, the IRS held that continuity of shareholder interest does not apply to recapitalizations. As a result, shareholders may sell the stock that they receive immediately after the recapitalization. See Kleigman, 774 2nd T.M., Single Entity
     Reorganizations: Recapitalizations and F Reorganizations, A-16.

     In the current transaction, the exchange of Warrants for stock should be a tax-free transaction. The Warrants are securities and they are being exchanged for stock as part of a recapitalization. To the extent a taxpayer receives cash in lieu of fractional shares, the taxpayer will recognize gain equal to the lesser of (1) the cash received, or (2) the gain realized but not otherwise recognized on the transaction (the excess of the fair market value of the stock received plus cash over the taxpayer's basis in the Warrants.

     The Exchange Shareholder's basis for the Exchange Shares should equal the shareholder's basis in the Warrants. The Exchange Shareholder must reduce his or her basis in the Exchange Shares to the extent that he or she received cash which was not subject to tax.

     Typically on exercise of a Warrant, the taxpayer's holding period for the stock received begins on the date that the shareholder actually receives the stock. IRC ss. 358(a). In an exchange, however, the taxpayer's holding period for the Warrant carries over to the exchanged stock. IRC ss.1223(1). One commentator has noted this distinction R. David Wheat, An Analysis of the New Regulations on Exchange or Warrants in Tax-Free Reorganizations, Journal of Corporate Taxation, Summer 1998.

     The exchange of the Convertible Notes for stock should qualify as a tax free exchange. However, IRC ss. 354(a)(2)(B) requires that a creditor who exchanges debentures for stock recognizes interest income on the accrued but unpaid interest to the extent that they have not already done so. Many note holders, particularly those on the accrual method of accounting, may have already reported this income. The note holder will also recognize gain equal to the lesser of the cash received or the excess of the fair market value of the Conversion Shares received and the note holder's basis in the debenture.


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     On receipt of the Conversion Shares, the Conversion Shareholders should have a basis in the Conversion Shares equal to their basis in the notes. The Conversion Shareholder must reduce his or her basis in the Conversion Shares to the extent that he or she received cash for fractional shares that was subject to tax. The Conversions Shareholders also will include the holding period of the Convertible Note as part of the holding period of the Conversion Shares received for the principal amount of the Convertible Note. The holding period for the Conversion Shares received for accrued but unpaid interest should begin on the date that the Conversion Shareholder is legally entitled to receive these Conversion Shares. IRC ss. 1223(l); Reg. 1.1223-1(a); Rev. Rul. 62-140.

     As to the reverse stock split, this transactions falls within the provisions of IRC ss. 368(a)(1)(E), since it involves the exchange of stock in the same entity. The Shareholder should not recognize any gain or loss on this exchange, except to the extent that the shareholder receives cash in lieu of fractional shares. In the event, the Shareholder receives cash, the shareholder may recognize gain to the less of (1) the case received or
     (2) the excess of the fair market value of the Shares received plus cash over the shareholder's basis in the stock.

V.   Limited Scope Opinion.

     Our opinions are limited to the specific federal tax issues addressed above. Additional issues may exist that could affect the federal tax treatment of the transactions or matters addressed above and our opinions do not consider or provide a conclusion with respect to any additional issues. Our opinions are not written, and cannot be used, to avoid tax penalties with respect to any federal tax issues not addressed above. There are additional tax rules that could apply to foreign investors, partnerships and trust tax exempt entities that may own securities in BWW. This opinion has not addressed those rules.

VI.  Other Limitations.

     Our opinions are based upon existing statutory, regulatory, judicial, and administrative authorities existing on the date of this letter and applicable to the transactions to which our opinions relate. Any of these authorities may be changed at any time with retroactive effect. In addition, our analysis is based solely on the documents we have examined, the representations you have made, and the facts described herein, which you have authorized us to assume are accurate and complete. If any of the facts contained in the information relied upon section of this letter is, or later becomes, inaccurate, or if any of the representations you have made or any of the assumptions that we have made is, or later becomes, inaccurate, our conclusions could well be different and our opinions cannot be relied upon. Similarly, our opinions are qualified by the preceding

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Black Warrior Wireline Corp.
October 7, 2005
Page 10
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     discussion and analysis and cannot be relied upon if we have not been informed of any material or relevant fact that would adversely affect our analysis.


                                        Very truly yours,

                                        CRADY, JEWETT & McCULLEY, L.L.P.


                                        By: Stephen A. Lee
                                            -----------------------
                                            Stephen A. Lee, Partner